UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of, January 2024

Commission File Number: 001-41665

ARB IOT GROUP LIMITED

 (Translation of registrant’s name in English)

2F-09, Pusat Perdagangan IOI

No. 1 Persiaran Puchong Jaya Selatan,

Bandar Puchong Jaya, 47100 Puchong, Selangor, Malaysia

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒            Form 40-F ☐

On December 28, 2023, Mr. Hong Zi Shen resigned from his position as the Chief Technology Officer of ARB IOT GROUP LIMITED (the “Company”), in connection with a proposed reorganization undertaken by the Company’s parent company, ARB Berhad. Mr. Hong’s resignation was not because of any disagreement with the Company on any matter relating to the Company’s operations, policies or practices.

Instead of seeking candidates for this vacancy, the Board of Directors of the Company, after careful consideration, decided to eliminate the position of Chief Technology Officer on the same date, effective immediately. The Company is confident that this change will not have adverse impacts on the Company’s operations or technological prowess. Instead, it is expected to streamline the Company’s management structure and enhance operational flexibility.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ARB IOT GROUP LIMITED

Date: January 4, 2024	By:	/s/ Dato’ Sri Liew Kok Leong
Dato’ Sri Liew Kok Leong
Chief Executive Officer

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